UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 22 March, 2011

ASX & MEDIA RELEASE
22 MARCH, 2010

MARSHALL EDWARDS ANNOUNCES PUBLICATION OF PHASE II CLINICAL TRIAL RESULTS HIGHLIGHTING ACTIVITY OF INTRAVENOUS PHENOXODIOL

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

Study suggests phenoxodiol is active when administered intravenously in combination with platinum-based chemotherapy for ovarian cancer

San Diego – 21 March, 2011– Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today the publication of results from a Phase II clinical trial of intravenous phenoxodiol in combination with cisplatin in women with platinum-resistant ovarian cancer.  The publication is now available on the International Journal of Gynecological Cancer website and scheduled to print in the May issue of the journal.

The study, conducted at Yale-New Haven Hospital, showed that the combination of intravenous phenoxodiol, a novel NADH oxidase inhibitor, with cisplatin, a platinum-based chemotherapy, was well tolerated and resulted in an overall response rate of 19% (3 out of 16) among ovarian cancer patients previously resistant to platinum.  Response rate in this study was defined as the percentage of patients whose tumour demonstrated a radiologically confirmed reduction or disappearance after treatment.  An abstract can be found at www.marshalledwardsinc.com/our-programs/scientific-publications that describes more information on the trial results.

“These results suggest that the combination of intravenous phenoxodiol with cisplatin has a good safety profile and may be capable of reversing resistance to platinum-based chemotherapy,” said lead author Michael G Kelly, MD, a gynecologic oncologist at Tufts Medical Center and former fellow at Yale University School of Medicine.  “This study provides early clinical proof-of-concept for the combination of NADH oxidase inhibitors with standard-of-care chemotherapy and lays the groundwork for the development of more potent next-generation compounds.”

To date, phenoxodiol, an investigational drug, has been introduced into more than 400 patients in multiple clinical trials via oral or intravenous routes and has been well tolerated. Marshall Edwards has identified a next-generation compound called NV-143 that in laboratory studies has demonstrated significantly more activity than phenoxodiol against a broad range of tumour cell lines.  In addition to being more active as a single agent, NV-143 appears to be superior in its ability to synergise with platinum-based chemotherapy in pre-clinical studies.  As a result, the Company plans to initiate a Phase I clinical trial of intravenous NV-143 later this year, followed immediately thereafter by randomized Phase II trials in combination with chemotherapy.

“These published results combined with data from previous studies reinforce our conclusion that intravenous administration is the optimal route of delivery for this class of drugs and give us added confidence moving forward as we develop our next-generation compound NV-143 for the clinic,” said Robert D Mass, MD, Acting Chief Medical Officer of Marshall Edwards.

About Marshall Edwards

Marshall Edwards, Inc. is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead drug candidate NV-143.  The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344.  Both programs are expected to advance into the clinic in 2011.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen has a consumer healthcare business, conducts research and development on oncology therapeutics through its 71.3 per cent owned subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.